Exhibit 99.5

NICE Wins ‘ASTORS’ Awards for Best Investigation and 911 Incident Solutions
Accelerating Digital Transformation for Evidence Management

NICE solutions are recognized for fifth consecutive year for helping agencies accelerate the digital transformation in incident response and investigations

Hoboken, N.J., March 15, 2021 – NICE (Nasdaq: NICE) today announced that it has won two ‘ASTORS’ Awards for NICE Inform and NICE Investigate. Sponsored by American Security Today, the ‘ASTORS’ Awards recognize outstanding product development achievements and exciting new technologies that support law enforcement agencies, first responders and other government entities in their mission to keep cities and communities safe and secure. NICE Inform received a platinum award as the Best 911 Recording and Analytics Solution, and NICE Investigate was named the platinum award recipient in the Best Investigation Solution category. This is the fifth consecutive year that NICE’s digital transformation solutions have been recognized with ‘ASTORS’ Awards.

NICE Investigate: Best Investigation Solution
NICE took home top honors in the Best Investigation Solution category for NICE Investigate. NICE Investigate is a comprehensive, scalable, CJIS-compliant, cloud-based, end-to-end solution that transforms how law enforcement and justice agencies manage investigations and digital evidence. As data grows and budgets decrease, agencies around the world are turning to NICE Investigate to digitally transform how they manage data. NICE Investigate helps departments stretch limited budget dollars without compromising service quality, by automating time-wasting manual processes involved in digital evidence collection, analysis and sharing. Departments can realize a 10-fold productivity saving and use NICE Investigate as a force multiplier to help investigators close cases faster while complying with all disclosure requirements, without additional overhead.

NICE Inform: Best 911 Recording and Analytics Solution
NICE Inform was also recognized this year for its ability to help emergency communication centers (ECCs) improve incident response. Today, most emergency communications centers are primarily focused on two limited measures of success -- how many calls get answered and how fast. NICE Inform brings data together to provide greater insight to ECC leaders so they can understand what's working, what's not, and why. NICE Inform also digitally transforms processes around tracking key performance indicators, performing Quality Assurance reviews and reconstructing incidents to give ECC managers the operational intelligence they need to improve incident response.

NICE Inform and NICE Investigate are both part of NICE’s Evidencentral, the industry’s first, open digital evidence management ecosystem. This cloud-based, end-to-end criminal justice digital transformation platform breaks down data silos and applies analytics and workflow automation to every stage of the criminal justice process. Evidencentral is revolutionizing the way agencies manage their data, from the time an incident happens, until cases are successfully closed and prosecuted.

"We’re honored that our public safety solutions have been recognized by the ‘ASTORS’ awards for the fifth consecutive year," said Chris Wooten, Executive Vice President, NICE. "Data overload, budget uncertainties, increased public expectations, lack of transparency, pressure to close more cases and disclose evidence faster are challenges that cut across the entire criminal justice spectrum. NICE Inform and NICE Investigate continue to accelerate digital transformation in 911 and the justice system around the world by helping agencies improve incident response and investigations, streamline evidence disclosure, enhance digital collaboration and keep citizens and communities safer.”

For more information on NICE’s award-winning solutions:
•	NICE Inform click here.
•	NICE Investigate click here.
•	Evidencentral click here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.